Will H. Cai

+852 3758 1210

wcai@cooley.com

September 15, 2023

Confidential

Draft Registration Statement
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TOYO Co., Ltd Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, TOYO Co. Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the issuance of the Company’s ordinary shares, par value $0.0001 per share in connection with a proposed business combination (the “Transactions”) by and among the Company, Vietnam Sunergy Cell Company Limited, a Vietnamese company, Blue World Acquisition Corporation (a special purpose acquisition company, “BWAQ”), and other parties thereto. This document also constitutes a draft notice of meeting and a proxy statement under Section 14(a) of the Securities and Exchange Act of 1934, as amended, with respect to the extraordinary general meeting of BWAQ shareholders at which BWAQ shareholders will be asked to consider and vote upon proposals to approve the Transactions and other related matters.

The Company confirms that it is an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act.

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Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F: +852 3014 7818 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Junsei Ryu, Chief Executive Officer, Vietnam Sunergy Cell Company Limited
Liang Shi, Chief Executive Officer, Blue World Acquisition Corporation
Ruomu Li, Esq., Partner, Cooley LLP
Er (Arila) Zhou, Esq., Partner, Robinson & Cole LLP
Ze’-ev D. Eiger, Esq., Partner, Robinson & Cole LLP

Cooley HK 35th Floor Two Exchange Square 8 Connaught Place Central Hong Kong

T: +852 3758 1200 F: +852 3014 7818 cooley.com